UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

DUNDEE CORPORATION
(Name of Subject Company (issuer))
DUNDEE CORPORATION
(Name of Filing Person (offeror))
Class A Subordinate Voting Shares
No Par Value
(Title of Class of Securities)
264901109
(CUSIP Number of Class of Securities)
Ned Goodman, President & Chief Executive Officer
Dundee Corporation
Scotia Plaza, Suite 5500
40 King Street West
Toronto, Ontario, Canada M5H 4A9
(416) 365-5665
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

COPY TO:
Alan H. Paley
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
(212) 909-6000

Calculation of Filing Fee

Transaction Value	Amount of Filing Fee
$64,091,423 (a)	$6,857.78

(a) Calculated based on the aggregate maximum purchase price to be paid under the Offer (Cdn$73,750,000) and the Federal Reserve Bank of New York noon buying rate as of December 12, 2005 (US$1.1507 = Cdn$1.00).
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable
Form or Registration No.: Not applicable
Filing Party: Not applicable
Date Filed: Not applicable
☐ Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:
☐ third party tender offer subject to Rule 14d-1
☑ issuer tender offer subject to Rule 13e-4
☐ going-private transaction subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Statement
     This Tender Offer Statement on Schedule TO relates to the offer by Dundee Corporation, a company organized under the laws of Ontario, Canada (the “Company”), to purchase for cash up to 2,500,000 shares of its class A subordinate voting shares, no par value, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 2005, and the related Letter of Transmittal, which are filed as exhibits to this Schedule TO.
     This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.
Items 1-9 and Item 11.
     The information set forth in the Offer to Purchase, including the related Issuer Bid Circular, and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 9 and Item 11 of Schedule TO.
Item 10. Financial Statements.
     Not Applicable.
Item 12. Exhibits.

(a)(1)(i)*	Offer to Purchase, including the related Issuer Bid Circular, dated December 15, 2005.

(a)(1)(ii)*	Letter of Transmittal.

(a)(1)(iii)*	Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(iv)*	Notice of Guaranteed Delivery.

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Press release dated December 12, 2005, incorporated by reference to the Company’s statement on Schedule TO filed on December 12, 2005.

(b)	Not Applicable.

(d)(1)*	Share Incentive Plan, Amended and Restated, dated July 1, 2003.

(d)(2)*	The Dundee Corporation Deferred Share Unit Plan for Directors and Key Executives, dated June 19, 2002.

(d)(3)*	Option Agreement between Executive Plan of Dundee Bancorp Inc. and Ned Goodman, dated June 9, 1997.

(g)	None.

(h)	Not Applicable.

*	Filed herewith.

Item 13. Information Required by Schedule 13e-3.
     Not Applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DUNDEE CORPORATION

By:	/s/ Joanne Ferstman
Name:	Joanne Ferstman
Title:	Executive Vice President, Chief
Financial Officer and Corporate Secretary

Dated:	December 15, 2005.

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, including the related Issuer Bid Circular, dated December 15, 2005.

(a)(1)(ii)*	Letter of Transmittal.

(a)(1)(iii)*	Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(iv)*	Notice of Guaranteed Delivery.

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Press release dated December 12, 2005, incorporated by reference to the Company’s statement on Schedule TO filed on December 12, 2005.

(b)	Not applicable.

(d)(1)*	Share Incentive Plan, Amended and Restated, dated July 1, 2003.

(d)(2)*	The Dundee Corporation Deferred Share Unit Plan for Directors and Key Executives, dated June 19, 2002.

(d)(3)*	Option Agreement between Executive Plan of Dundee Bancorp Inc. and Ned Goodman, dated June 9, 1997.

(g)	None.

(h)	Not Applicable.

*	Filed herewith.

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